? Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding

Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Seward, James R.	2. Issuer Name and Ticker or Trading Symbol LabOne, Inc. (LABS)						6. Relationship of Reporting Person to Issuer (Check all applicable) _X__Director 10% Owner
(Last) (First) (Middle) 4915 W. 79th St.	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year September 2001			__Officer __ Other (give title below) (specify below)
(Street) Prairie Village, KS. 66208				5. If Amendment, Date of Original (Month/Year			7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.
1. Title of Security (Instr. 3)	2. Trans- action date: (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Mth. (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	05/25/2001	A	V	329	A
Common Stock	09/28/2001	M		25,000	A	6.125	41,135	D
A

* If the Form is filed by more than one Reporting Person, see instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses) PAGE 1 OF 2 PAGES

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conver- sion or Exercise Price of Deriv- Ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security Instr. 5)	9. Number of Deriv- ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- Ative Security; Direct (D) or Indirect (I) (Instr. 4)	11. Nature of In- direct Bene- ficial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer- Cisable	Expira- tion Date

Consultant Stock Option Plan; Right to Buy	6.125	09/28/2001	M		25,000		04/06/2000	01/06/2010	Common Stock .01 par value per share 25,000		0
Director Stock Option Plan; Right to Buy	7.60	05/25/2001	A	V	6,579		05/25/2004 (1)	05/25/2011	Common Stock .01 par value per share 6,579		6,579	D

(1) The option vests in three equal annual installments beginning on May 25, 2002.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ James R. Seward 10-09-2001

James R. Seward by attorney-in-fact Randy Shelton Date

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

PAGE 2 OF 2 PAGES

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